EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2013 and 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting under International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2013 and 2012 and for the periods then ended have not been audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”
David Wolfin President & CEO November 29, 2013	Malcolm Davidson, CA Chief Financial Officer November 29, 2013

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)

	Note	September 30, 2013	December 31, 2012
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents		$4,298,693	$4,035,985
Interest receivable		6,634	1,070
Sales taxes recoverable	4	75,144	196,178
Amounts receivable		1,433,316	254,695
Prepaid expenses and other assets		163,109	126,285
Inventory	5	1,616,321	2,225,840
		7,593,217	6,840,053

Exploration and Evaluation Assets	6	13,843,914	12,828,202
Plant, Equipment and Mining Properties	9	9,268,776	6,308,480
Investment in Related Companies	10	86,390	194,373
Investment in Other Companies	11	51,000	15,000
Reclamation Bonds		5,500	5,500
		$30,848,797	$26,191,608

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,076,064	$1,145,747
Amounts due to related parties	16	110,188	174,714
Current portion of finance lease obligations	17	471,824	156,220
		1,658,076	1,476,681

Finance Lease Obligations	17	690,897	78,732
Reclamation Provision	12	323,140	323,140
Deferred Tax Liability		2,541,677	2,365,677
Total liabilities		5,213,790	4,244,230

EQUITY
Share Capital	13	42,687,838	42,088,103
Equity Reserves		10,226,222	9,749,674
Treasury Shares (14,180 Shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income (Loss)		(261,590)	(330,211)
Accumulated Deficit		(26,915,594)	(29,458,319)
Total equity		25,635,007	21,947,378
		$30,848,797	$26,191,608

Approved by the Board of Directors on November 29, 2013:

/s/ Gary Robertson	/s/ David Wolfin
Director	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
For the three and nine months ended September 30, 2013 and 2012
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars) (unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012
Revenue from Mining Operations	15	$3,821,622	$-	$12,263,578	$-
Cost of Sales	15	1,498,405	-	6,561,115	-
Mine Operating Income		2,323,217	-	5,702,463	-
General and Administrative Expenses
Depreciation		171	215	515	644
Directors fees		20,000	-	135,000	-
Consulting fees		8,940	-	44,370	-
General exploration		-	6,350	-	24,315
Investor relations		24,367	28,998	142,217	181,487
Management fees		37,500	37,500	300,000	112,500
Office and miscellaneous		262,457	128,135	525,431	289,181
Interest expense		39,738	-	39,738	-
Professional fees		113,977	27,110	282,635	64,125
Regulatory and compliance fees		28,068	17,365	80,678	61,743
Salaries and benefits		296,081	37,116	800,646	155,415
Share-based payments	14	391,341	2,110	890,676	18,407
Travel and promotion		42,223	11,205	132,067	132,777
		1,264,863	296,104	3,373,973	1,040,594
Income (loss) before other items and income taxes		1,058,354	(296,104)	2,328,490	(1,040,594)
Other Items
Foreign exchange gain (loss)		(64,926)	(566,437)	315,247	(388,989)
Interest income		4,191	10,012	38,670	33,545
Other income (expense)		(681)	2,721	9,550	7,032
Mineral property option income	7	30,000	19,460	69,500	54,317
Unrealized gain (loss) on investments in related companies	10	(1,244)	1,033	(107,983)	(102,149)
Unrealized gain (loss) on investments	11	4,000	-	(3,500)	-
Net income (loss) before income tax		1,029,694	(829,315)	2,649,974	(1,436,838)
Deferred income tax expense		(91,000)	-	(176,000)	-
Net Income (Loss)		938,694	(829,315)	2,473,974	(1,436,838)

Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Foreign currency translation differences for foreign operations		(296,556)	(100,165)	68,621	(94,096)
Comprehensive Income (Loss)		$642,138	$(929,480)	$2,542,595	$(1,530,934)
Earnings (Loss) per Share
Basic		$0.03	$(0.03)	$0.09	$(0.05)
Diluted		$0.03	$(0.03)	$0.09	$(0.05)
Weighted Average Number of Common Shares Outstanding
Basic		27,434,609	27,114,840	27,382,576	27,054,952
Diluted		27,777,794	27,114,840	27,901,978	27,054,952

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259

Shares issued from exercise of stock options		76,000	69,300	-	-	-	-	69,300
Fair value of stock options exercised		-	38,660	(38,660)	-	-	-	-
Share-based payments	14	-	-	18,407	-	-	-	18,407
Shares issued for leased claim payment	6(a)(iv)	135,189	250,100	-	-	-		250,100
Net loss for the period		-	-	-	-	-	(1,436,838)	(1,436,838)
Cancelled/expired warrants and options		-	-	(124,600)	-	-	124,600	-
Foreign currency translation differences for foreign operations		-	-	-	-	(94,096)	-	(94,096)
Balance, September 30, 2012		27,121,416	$42,078,143	$9,753,333	$(101,869)	$(356,496)	$(29,631,979)	$21,741,132

Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Shares issued from exercise of stock options	13	316,918	599,735	(345,377)	-	-	-	254,358
Share-based payments	14	-	-	890,676	-	-	-	890,676
Options and warrants cancelled or expired		-	-	(68,751)	-	-	68,751	-
Net income for the period		-	-	-	-	-	2,473,974	2,473,974
Foreign currency translation differences for foreign operations		-	-	-	-	68,621	-	68,621
Balance, September 30, 2013		27,444,334	$42,687,838	$10,226,222	$(101,869)	$(261,590)	$(26,915,594)	$25,635,007

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
For the nine months ended September 30, 2013 and 2012
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars) (unaudited)

		Nine months Ended
	Note	September 30, 2013	September 30, 2012
Cash Provided By (Used In):
Operating Activities
Net income (loss)		$2,473,974	$(1,436,838)
Adjustments for non-cash items:
Depreciation, depletion and accretion		745,731	644
Share-based payments		890,676	18,407
Unrealized loss on investments		111,483	102,149
Mineral property option revenue		(39,500)	(15,000)
Deferred income tax expense		176,000	-
		4,358,364	(1,330,638)
Net change in non-cash working capital items	18	(624,665)	964,661
		3,733,699	(365,977)
Financing Activities
Shares issued for cash, net of issuance costs		254,358	69,300
Finance lease payments		(250,448)	(9,690)
		3,910	59,610
Investing Activities
Exploration and evaluation expenditures		(913,138)	(1,570,094)
Additions to plant, equipment and mining properties		(2,355147)	(403,240)
		(3,268,285)	(1,973,334)
Change in cash and cash equivalents		469,324	(2,279,701)
Effect of exchange rate changes on cash and cash equivalents		(206,616)	184,672
Cash and Cash Equivalents, Beginning		4,035,985	5,282,464
Cash and Cash Equivalents, Ending		$4,298,693	$3,187,435

Supplementary cash flow information (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, as well as the exploration, development, and acquisition of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the TSX-V, NYSE Mkt and the Frankfurt Stock Exchange.

The Company owns interests in mineral properties located in Durango, Mexico, British Columbia and the Yukon, Canada. The Company is in the business of producing silver, gold, and copper, and the exploration of mineral properties. On October 1, 2012, the Company commenced production of silver and gold at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies that have changed as a result of the adoption of new and revised standards and interpretations, which are effective January 1, 2013. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2012 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company’s condensed consolidated interim financial statements for the current or prior periods presented.

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue, and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off-balance sheet vehicles. The standard carries forward existing disclosures, and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements, and, in many cases, does not reflect a clear measurement basis or consistent disclosures.

IAS 1 Presentation of Financial Statements (Amendment) - The amendment to IAS 1 requires the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The consolidated statement of comprehensive income in these condensed consolidated interim financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

IFRIC 20 Production Stripping Costs - IFRIC 20 Stripping Costs requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable that future economic benefits will be realized, the costs can be reliably measured, and the entity can identify the component of the ore body for which access has been improved.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 19 Post-Employment Benefits, IAS 27 Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities, and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Foreign Currency Translation

a)	Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b)	Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary items, which are measured in terms of historical cost in a foreign currency, are not re-translated.

c)	Foreign operations

Subsidiaries, which have functional currencies other than Canadian dollars, translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income or loss.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty, which management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Economic recoverability and probability of future economic benefits of exploration and evaluation costs

Management has determined that exploratory drilling, evaluation and related costs incurred that were capitalized have future economic benefits, and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, scoping studies, accessible facilities and existing permits.

b)	Stockpile and concentrate inventory valuations

Concentrate and stockpile materials are valued at the lower of the average costs or net realizable value.The assumptions used in the valuation of stockpile materials and concentrate include estimates of silver and gold contained in the stockpile materials and finished goods assumptions of the amount of silver and gold that is expected to be recovered from them. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its stockpile materials and finished goods, which would increase the Company’s expenses and reduce working capital.

c)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

d)	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

e)	Commencement of production and production levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries, and number of uninterrupted production days, in determining when a mining property has reached the production levels intended by management. The results of operations of the Company during the periods presented in these condensed consolidated interim financial statements have been impacted by management’s determination that the San Gonzalo Mine commenced production on October 1, 2012.

f)	Impairment of plant and equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant and equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information that management considers include changes in the market, economic, and legal environment, in which the Company operates, that are not within its control and affect the recoverable amount of its plant, equipment, and mining interests. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the discounted future pre-tax cash flows expected to be derived from the Company’s mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources, exploration potential, and/or adverse current economics can result in a write down of the carrying amounts of the Company’s plant, equipment, and mining properties.

g)	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on assumed asset lives. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive income or loss.

h)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, feasible, and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines, S.A. (“Oniva Silver”)	100%	Mexico	Mexican Operations Administration

Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company

Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.39% direct 1.27% indirect (Promotora)	Mexico	Mining and Exploration
	99.66% effective

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

On June 4, 2013, the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”) into new additional shares, resulting in an increase of the Company’s ownership by 0.38% to an effective 99.66%. The inter-company loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

3.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The following standard will be effective for annual periods beginning on or after January 1, 2015:

IFRS 9 – Financial Instruments

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Management does not expect that the adoption of this standard will have a significant effect on the condensed consolidated interim financial statements of the Company other than additional disclosures.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

4.	SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Goods and Services Tax (“GST”) (2012 - Harmonized Sales Tax (“HST”)) recoverable.

	September 30, 2013	December 31, 2012

VAT recoverable	$58,757	$167,340
GST/HST recoverable	16,387	28,838

Sales taxes recoverable	$75,144	$196,178

5.	INVENTORY

	September 30, 2013	December 31, 2012

Concentrate inventory	$253,270	$631,859
Material stock piles	986,614	1,384,973
Materials and supplies	376,437	209,008

	$1,616,321	$2,225,840

The amount of inventory recognized as an expense for the period ended September 30, 2013 includes production costs and depreciation and depletion directly attributable to the inventory production process.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

6.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango Mexico	British Columbia Canada	Yukon Canada	Total

Balance, December 31, 2011	$16,269,207	$3	$5,144	$16,274,354

Costs incurred during 2012:
Assays	49,685	-	-	49,685
Rights extension (Note 6(a)(iv))	250,100	-	-	250,100
Assessment and taxes	86,870	-	-	86,870
Drilling and exploration	2,124,503	-	-	2,124,503
Geological and related services	131,856	-	-	131,856
Sale of concentrate	(3,490,581)	-	-	(3,490,581)
Depreciation of plant and equipment	204,334	-	-	204,334
Effect of movement in exchange rates	(136,511)	-	-	(136,511)
Transfer to mining properties	(2,661,265)	-	-	(2,661,265)
Property option proceeds (Note 7(b))	-	-	(5,143)	(5,143)
Balance, December 31, 2012	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assays	102	-	-	102
Assessment and taxes	176,143	-	-	176,143
Drilling and exploration	438,063	-	-	438,063
Geological and related services	293,832	-	-	293,832
Depreciation of plant and equipment	4,998	-	-	4,998
Effect of movement in exchange rates	102,574	-	-	102,574

Balance, September 30, 2013	$13,843,910	$3	$1	$13,843,914

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine that commenced commercial production on October 1, 2012. On that date the accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties (see Note 9).

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another five years. In consideration of the grant of these rights, the Company has paid to Minerales $250,100, by the issuance of 135,189 common shares of the Company. The Company will have until February 2014 to develop the mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of Net Smelter Returns (“NSR”) at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia, Canada encompass the following three properties:

(i)	Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada.

(ii)	Minto property

The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia, Canada.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(iii)	Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia, Canada.

(c)	Yukon, Canada

The Company owns a 100% interest in 14 quartz leases located in the Mayo Mining Division of the Yukon, Canada, which are collectively known as the Eagle property. During January, 2012, the Company entered into an option agreement on the Eagle property (refer to Note 7(b)).

7.	MINERAL PROPERTY OPTION AGREEMENTS

The Company has option agreements on two of its mineral properties that are included in exploration and evaluation assets. During the period ended September 30, 2013, $69,500 was recognized as mineral property option income for these two option agreements (December 31, 2012 - $54,317).

(a)
On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour") (TSX: EDV), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, which is located in the general Avino mine area in Durango State, Mexico, and consists of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

	Cash		Exploration Expenditures

Upon signing July 30, 2012 (received)	US$	20,000	US$	–
On or before July 30, 2013 (received and incurred)		30,000		300,000
On or before July 30, 2014		40,000		500,000
On or before July 30, 2015		50,000		1,000,000
On or before July 30, 2016		60,000		1,200,000

	US$	200,000	US$	3,000,000

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which, if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less its interest will be automatically converted into a 2.5% net smelter return royalty.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

7.	MINERAL PROPERTY OPTION AGREEMENTS (continued)

(b)
In January 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”), a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Company’s Eagle Property located in the Yukon Territory.

In April 2013 the option agreement was assigned to Benz Capital Corp (“Benz”), a Canadian Public Company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz has acquired all of Avaron’s interest in an option agreement between Avaron and Avino. As consideration for Avino’s consent to the agreement, Benz and Avaron have issued to Avino 50,000 common shares with a fair value of $14,500 (Note 11) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allow Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares

On approval of the agreement by TSX (received)	$–	$–	50,000
On or before January 31, 2014	–	100,000	–
On or before January 31, 2015	100,000	625,000	–
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	–

	$350,000	$7,100,000	550,000

After the initial 75% interest is earned, Benz may elect to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment $5,143 was recorded as a reduction to the carrying value of the Eagle Property, resulting in a carrying value of $1 of the Eagle Property in exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as an option income along with the $15,000 fair value of the 150,000 common shares.

8.	NON-CONTROLLING INTEREST

As at September 30, 2013, the Company has an effective 99.66% (2012 – 99.28%) interest in its subsidiary Avino Mexico, and the remaining 0.34% (2012 – 0.72%) portion represents a non-controlling interest. To date the losses attributable to the non-controlling interest are insignificant, and, accordingly, have not been recognized in the condensed consolidated interim financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

9.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and constructions	TOTAL
	$	$	$	$	$	$	$
COST
Balance at December 31, 2011	-	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	2,661,265	7,125	57,576	547,663	368,755	-	3,642,384
Effect of movement in exchange rates	19,055	82	643	12,426	14,704	2,343	49,253
Balance at December 31, 2012	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	452,462	18,666	16,811	2,293,480	647,766	150,333	3,579,518
Effect of movement in exchange rates	74,757	597	2,529	48,902	58,445	9,235	194,465
Balance at September 30, 2013	3,207,539	40,650	110,018	4,095,688	2,801,684	490,680	10,746,259

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at December 31, 2011	-	5,912	14,424	146,648	73,030	16,656	256,670
Additions	93,518	2,149	9,042	235,149	42,529	20,093	402,480
Effect of movement in exchange rates	670	12	167	2,716	820	261	4,646
Balance at December 31, 2012	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	391,528	2,839	12,895	319,506	48,310	16,807	791,885
Effect of movement in exchange rates	5,915	225	659	10,725	3,246	1,032	21,802
Balance at September 30, 2013	491,631	11,137	37,187	714,744	167,935	54,849	1,477,483

NET BOOK VALUE

At September 30, 2013	2,715,908	29,513	72,831	3,380,944	2,633,749	435,831	9,268,776
At December 31, 2012	2,586,132	13,314	67,045	1,368,793	1,979,094	294,102	6,308,480
At December 31, 2011	-	8,268	18,035	1,046,569	1,638,984	312,113	3,023,969

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

9.	PLANT, EQUIPMENT, AND MINING PROPERTIES (continued)

The mining properties consist of the San Gonzalo mining concession that covers 12 hectares and is located approximately 2 km from the historic Avino mine site. The Company commenced commercial production at the San Gonzalo mine on October 1, 2012, and began to record depletion at that time.

Mine machinery and transportation equipment includes $471,398 in construction in progress as at September 30, 2013 (December 31, 2012 - $Nil)), on which no depreciation was charged in the nine months ended September 30, 2013.

10.	INVESTMENT IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value September 30,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Bralorne Gold Mines Ltd.	$205,848	(164,643)	$41,205	$134,362
(b) Levon Resources Ltd.	665	44,519	45,184	60,010
(c) Oniva International Services Corp.	1	-	1	1

	$206,514	(120,124)	$86,390	$194,373

During the nine months ended September 30, 2013, the Company recorded an unrealized loss of $107,983 (2012 - $102,149 loss) on investments in related companies, representing the change in fair value during the year.

(a)	Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $41,205 as at September 30, 2013 (December 31, 2012 - $134,362). Bralorne is a public company with common directors.

(b)	Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 13,300 common shares with a quoted market value of $45,184 as at September 30, 2013 (December 31, 2012 - $60,010). Levon is a public company with common directors.

(c)	Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% interest is shared equally between five other companies that are related by some common directors and management. See Note 19 for disclosure on the Company’s commitment to Oniva.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

11.	INVESTMENT IN OTHER COMPANIES

		Accumulated Unrealized	Fair Value September 30,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Avaron Mining Corp.	$40,000	-	$40,000	$15,000
(b) Benz Capital Corp.	14,500	(3,500)	11,000	-

	$54,500	(3,500)	$51,000	$15,000

(a)	Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron with an adjusted cost base of $15,000. In April 2013, Avino received an additional 250,000 common shares with an adjusted cost base of $25,000 in accordance with the consent to assign the option agreement with Avaron described in Note 7(b). The Company has designated the investment in Avaron as fair value through profit and loss, and classifies the common shares of Avaron as a long-term investment.

(b)	Benz Capital Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz Capital Corp. as part of the option agreement with Benz described in Note 7(b). The value assigned to the investment is based on the fair market value of common shares on the date the agreement was entered into.

12.	RECLAMATION PROVISION

Management has estimated that the present value of its reclamation provision at September 30, 2013 is $323,140 (December 31, 2012 - $323,140). The present value of the obligation was calculated using a risk-free interest rate of 7% and an inflation rate of 4%. Reclamation activities are estimated to occur over a one-year period beginning in 2026. The undiscounted value of the obligation is $376,154.

13.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued: refer to the statement of changes in equity.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

13.	SHARE CAPITAL (continued)

(c)	Warrants: During the nine months ended September 30, 2013 there were no warrants issued or exercised.

Below is a summary of share purchase warrants outstanding:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2011	5,211,000	$2.05
Balance, December 31, 2012	5,211,000	$2.05
Balance, September 30, 2013	5,211,000	$2.05

Details of share purchase warrants outstanding as of September 30, 2013 and December 31, 2012 are:

		Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	September 30, 2013	December 31, 2012

November 10, 2013*	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000
* 2,400,000 warrants expired unexercised subsequent to September 30, 2013 (see Note 22)

(d)	Stock options:

The Company has a stock option plan that allows it to grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a maximum of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant except for those issued to persons who provide investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, Dec. 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Expired or cancelled	(90,000)	$2.17
Exercised	(82,000)	$0.92
Stock options outstanding and exercisable, Dec. 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Expired or cancelled	(85,000)	$1.68
Exercised	(316,918)	$0.80
Stock options outstanding, September 30, 2013	2,728,082	$1.16

42,500 stock options remained unvested as at September 30, 2013.

As at September 30, 2013, the weighted average remaining contractual life of stock options outstanding is 3.01 years.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

13.	SHARE CAPITAL (continued)

(d)	Stock options (continued):

The table below shows details of stock options outstanding as at September 30, 2013 and December 31, 2012:

			Stock Options Outstanding
Expiry Date	Exercise Price		September 30, 2013	December 31, 2012

January 16, 2013	$2.00		-	30,000
February 27, 2013	$1.65		-	10,000
February 27, 2013	$0.75		-	295,000
December 9, 2013	$2.00		10,625	20,000
September 22, 2014	$0.75		10,000	25,000
January 14, 2015	$0.81		60,000	60,000
September 10, 2015	$1.05		282,857	290,000
January 18, 2016	$1.02	*	944,600	960,000
September 30, 2016	$1.02	*	770,000	790,000
February 18, 2018	$1.60		250,000	-
September 9, 2018	$1.62		400,000	-

			2,728,082	2,480,000
* stock options were re-priced during the 9 months ended September 30, 2013 (see Note 14)

14.	SHARE-BASED PAYMENTS

During the nine months ended September 30, 2013, the Company granted stock options to employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. The Company recorded $630,076 as share-based compensation for the options vested during the period.

During the nine months ended September 30, 2013, the Company re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at various prices of $2.30 and $2.00 per share. The incremental fair value of the re-priced options of $260,600 was charged to share-based compensation.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	September 30, 2013	September 30, 2012
Weighted average assumptions:
Risk-free interest rate	1.45%	1.08%
Expected dividend yield	-	-
Expected option life (years)	3.45	0.54
Expected stock price volatility	68.29%	61.23%
Weighted average fair value at grant date	$0.55	$1.64

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

15.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate that was produced at the San Gonzalo and Avino mines during the nine months ended September 30, 2013.

Cost of sales consists of changes in inventories, direct mining costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the period. Direct costs include the costs of extracting co-products.

	Nine months ended
	September 30, 2013	September 30, 2012
Direct mining cost	$5,815,899	$-
Depreciation, depletion, and accretion	745,216	-
	$6,561,115	$-

16.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount, which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended September 30, 2013 and 2012 are as follows:

	September 30, 2013	September 30, 2012
Salaries, benefits, and management fees	$635,307	$182,111
Share‐based payments	420,450	-
	$1,055,757	$182,111

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. As at September 30, 2013 and December 31, 2012 the following amounts are due to related parties:

	September 30, 2013	December 31, 2012
Directors	$3,806	$24,469
Oniva International Services Corp.	95,044	147,845
Sampson Engineering Inc.	4,966	2,400
Andrew Kaplan	765	-
Jasman Yee & Associates	5,607	-
	$110,188	$174,714

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

16.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in Note 19. The transactions with Oniva during the period are summarized below:

	September 30, 2013	September 30, 2012
Salaries and benefits	$217,826	$128,197
Office and miscellaneous	236,579	199,040

	$454,405	$327,237

17.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2013 and 2018 with interest rates ranging from 1.75% to 4.95% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount. Plant and equipment includes a $2,114,721 net carrying amount for this leased mining equipment.

	September 30, 2013	December 31, 2012
Not later than one year	$499,038	$156,478
Later than one year and not later than five years	730,747	78,863
Less: Future finance charges	(67,064)	(389)
Present value of minimum lease payments	1,162,721	234,952
Less: Current portion	(471,824)	(156,220)
Non-current portion	$690,897	$78,732

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2013	September 30, 2012
Net change in non-cash working capital items:
Interest receivable	$(5,564)	$38,189
Amounts receivable	(1,178,621)	845,809
Sales taxes recoverable	121,034	(341,059)
Prepaid expenses	(36,824)	(33,940)
Inventories	609,519	-
Accounts payable and accrued liabilities	(69,683)	430,573
Due to related parties	(64,526)	25,089
	$(624,665)	$964,661
Interest paid	$39,738	$-
Taxes paid	$-	$-

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

19.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.

The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 16.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling, and equipment.

The Company has the following commitments in respect of these lease agreements:

	September 30, 2013	December 31, 2012
Not later than one year	$62,220	$248,512
Later than one year and no later than five years	598,008	597,188
Later than 5 years	77,955	76,506
	$738,183	$922,206

20.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related parties, and accounts payables approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated financial institutions. However, as at September 30, 2013, cash and cash equivalents substantially exceed the amounts that are covered under federal deposit insurance.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at September 30, 2013 in the amount of $4,298,693 (December 31, 2012 - $4,035,985) in order to meet short-term business requirements. At September 30, 2013, the Company had current liabilities of $1,658,076 (December 31, 2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand, and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no significant interest-bearing debt as of September 30, 2013 and December 31, 2012.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	September 30, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$1,843,340	$3,047,781	$3,586,471	$1,312,607
Sales taxes recoverable	751,456	-	2,180,706	-
Amounts receivable	1,251,859	1,312,594	3,096,083	210,076
Accounts payable and accrued liabilities	(11,015,805)	(94,130)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,128,526)	-	(236,157)
Net exposure	(7,169,150)	3,137,719	6,087,970	878,089
Canadian dollar equivalent	$(560,556)	$3,232,793	$467,178	$873,611

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $267,360 (December 31, 2012 - $134,078).

The Company has not entered into any foreign currency contracts to mitigate this risk.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2013:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$4,298,693	-	-
Investment in related companies	86,390	-	-
Other investments	51,000	-	-
	$4,396,083	-	-

21.	CAPITAL MANAGEMENT

The Company’s objectives, when managing capital, are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

22.	SUBSEQUENT EVENTS

(a)	On November 10, 2013, 2,400,000 warrants expired unexercised.

(b)	Subsequent to September 30, 2013, 64,600 stock options were exercised into common shares.